December 13, 2021

TO:

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

FROM:

Peter H. Koch

Chief Executive Officer

ReoStar Energy Corp.

87 N. Raymond Ave.

Suite 200

Pasadena, California 91103

Re: ReoStar Energy Corp.

Amendment No. 1 to Offering Statement on Form 1-A Filed November 24, 2021

File No. 024-11669

Response to Comments:

Comment:

Amendment No. 1 to Offering Statement on Form 1-A Signatures, page 0

1.	Please ensure that the requisite signatures for the offering statement are current. Mr. Koch signed as of September 13, 2021.

Response:

Requisite signatures have been updated.

Comment:

Exhibits

2.	Please file updated exhibits which reflect the change to the per share price and the number of shares offered. For example, you refiled the opinion of counsel with no apparent changes to the version you previously filed, despite the change to the offered per share price and the reduction in the number of shares offered.

Response:

Opinion of Legality from Mark E. Pena, Esq. has been updated to reflect the new Offering Price and Number of Shares, and the update has been filed as the requisite Exhibit 12.

Comment:

3.	Please file all requisite exhibits, including any amendments to your Articles of Incorporation. The version of the Articles which you filed with the amended Form 1-A includes the name of the corporation prior to its name change, which you indicate (at page 17 of the revised offering circular) took place in 2007. See Item 17(2) of Part III of Form 1-A. Also, file as an exhibit a current consent of your auditors, as the version you refiled as exhibit 11 is dated as of September 28, 2021.

Response:

Per the Nevada Secretary of State Amended Articles, File No. 20070088423-14, was filed on 02/07/2007 and has been provided as an additional Exhibit.

Exhibit 11 - Auditor Consent has been updated and filed. Note: we had already obtained an updated Consent and for some reason it was not uploaded with our last Amendment.

Please note we have included as an Attachment the page with redlined changes made to Offering.

The Company feels it has successfully complied with all current Comments.

Sincerely,

_/s/ Peter H. Koch

Peter H. Koch

Chief Executive Officer

Attachment: Edited page with redlined corrections.

PART III – EXHIBITS

Index to Exhibits

Incorporated by Reference
Exhibit No.	Description	Form	Exhibit	Filing Date

2A*	Articles of Incorporation, as filed with the NEVADA Secretary of State
2B*	By-Laws of the Company
2C*	Amendment to Article of Incorporation
4*	Sample Subscription Agreement
11*	Auditor Consent
12*	Opinion of Legality

_______

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on December 8, 2021.

REOSTAR ENERGY CORP.

By:	/s/ Peter Koch
Name:	Peter Koch
Title:	Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/Peter Koch	Chief Executive Officer, Director, Principal Executive Officer, Principal Financial Officer	December 8, 2021